UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R204

(CUSIP Number)

Rebecca Weston

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 324 7015

With a copy to:

Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,320,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,320,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,320,674

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  The beneficial ownership percentage is based upon 150,856,104 shares, which the Issuer represented as being outstanding as of the close of business on June 8, 2014 in the Agreement and Plan of Merger among the Issuer, Merck & Co., Inc. and Imperial Blue Corporation, dated as of June 8, 2014 and filed with the Securities and Exchange Commission on June 9, 2014 as Exhibit 2.1 to the Issuer’s Form 8-K.

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,320,674

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,320,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,320,674

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(2)  The beneficial ownership percentage is based upon 150,856,104 shares, which the Issuer represented as being outstanding as of the close of business on June 8, 2014 in the Agreement and Plan of Merger among the Issuer, Merck & Co., Inc. and Imperial Blue Corporation, dated as of June 8, 2014 and filed with the Securities and Exchange Commission on June 9, 2014 as Exhibit 2.1 to the Issuer’s Form 8-K.

Introductory Statement

This Amendment No. 10 (this “Amendment”) amends the Schedule 13D initially filed with the Securities and Exchange Commission on August 6, 2004, as previously amended on September 7, 2005, November 2, 2005, May 20, 2009, June 18, 2010, April 20, 2011, December 15, 2011,  August 10, 2012, February 14, 2014 and March 28, 2014 (the “Original Schedule 13D”) relating to shares of the Common Stock, $0.001 par value per share (the “Common Stock”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  All information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 4.                                 Purpose of Transaction

The disclosure in Item 4 of the Original Schedule 13D is hereby amended as follows.

On June 20, 2014, Imperial Blue Corporation, a Delaware corporation and a wholly-owned subsidiary of Merck & Co., Inc., commenced a tender offer to purchase all outstanding shares of Common Stock at a price of $24.50 per share in cash (the “Offer”).  On July 28, 2014, the Reporting Persons tendered all shares of Common Stock held by them into the Offer.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2014

NOVARTIS AG

	By:	/s/ Felix Ehrat
Name: Felix Ehrat
Title: Authorized Signatory

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

	By:	/s/ Bartosz Dzikowski
Name: Bartosz Dzikowski
Title: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

In accordance  with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals,  Inc., a Delaware corporation.

Date: July 29, 2014

NOVARTIS AG

	By:	/s/ Felix Ehrat
Name: Felix Ehrat
Title: Authorized Signatory

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

	By:	/s/ Bartosz Dzikowski
Name: Bartosz Dzikowski
Title: Authorized Signatory